August 7, 2023

VIA EDGAR

Mr. Jeff Foor

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp. Registration Statement on Form N-2/A Filed July 24, 2023 File No. 333-272790

Dear Mr. Foor and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) received by telephone on July 24, 2023, relating to GECC’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “First Amended Registration Statement”) filed on July 24, 2023.

Simultaneously herewith, GECC has filed Pre-Effective Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”).

General

1. Please provide an updated consent of GECC’s independent auditor reflecting the reference to the independent auditor under “Prospectus Summary—Recent Developments—Preliminary Estimate of Results as of June 30, 2023” on page 5 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Preliminary Estimate of Results as of June 30, 2023” on page 74.

RESPONSE: GECC has removed the sections “Prospectus Summary—Recent Developments—Preliminary Estimate of Results as of June 30, 2023” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Preliminary Estimate of Results as of June 30, 2023” from the Second Amended Registration Statement. GECC has filed an updated consent of its independent auditor reflecting all current references to the independent auditor as Exhibit (n)(1) to the Second Amended Registration Statement.

Financial Highlights, Page 6

2. Please incorporate GECC’s financial highlights for its last 10 fiscal years (or since inception) by reference into the Second Amended Registration Statement, noting that the financial highlights for the last five years have been audited by an independent auditor.

RESPONSE: In response to the Staff’s comment, GECC has revised the disclosure in the Second Amended Registration Statement to incorporate all of its financial highlights since its inception by reference and to reflect that the financial highlights for its fiscal years ended December 31, 2022, 2021, 2020, 2019 and 2018 have been audited by an independent auditor.

The Company, Page 76

3. Please explain how the disclosure provided under “Our Portfolio at March 31, 2023” complies with Instruction 2 to Item 8.6(a) of Form N-2.

RESPONSE: In response to the Staff’s comment, GECC has revised the disclosure in the Second Amended Registration Statement.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

August 7, 2023

GECC believes that the information contained in this response letter, together with the Second Amended Registration Statement, is responsive to the oral comments received from the Staff on July 24, 2023.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day